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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Innospec Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45768S105

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,159,798

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,159,798

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,159,798

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 91,052

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 91,052

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 91,052

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,250,850

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,250,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,250,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 446,726

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 446,726

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 446,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 446,726

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 446,726

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 446,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,362

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,362

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,362

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,362

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,362

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,362

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,779,938

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,779,938

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,779,938

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on November 10, 2008 and amended on October 23, 2009 and February 3, 2010 (as amended, the “Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of Innospec Inc. (the “Company”).  The Company’s principal executive offices are located at Innospec Manufacturing Park, Oil Sites Road, Ellesmere Port, Cheshire, United Kingdom.

Item 2.	Identity and Background

(a)         This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it;

(iii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by each of TCP and T25;

(iv) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(v)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;

(vi) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(vii)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(viii) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, T25, TMF and TCP 2.

TCP, TCM, T25, TMF, TCO, TCP 2, TAA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           The address of the principal business and principal office of each of TCP, T25, TCM, TMF, TCO, TCP 2 and TAA is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)            The principal business of each of TCP, T25, TMF and TCP 2 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TAA is serving as the general partner of TCP 2.  Mr. Gendell serves as the managing member of TCM, TCO and TAA.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)             TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM and TAA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF, T25 and TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, all of the shares of Common Stock owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

As previously reported in Amendment No. 2 to this Schedule 13D, effective February 1, 2010, the Reporting Persons reallocated ownership of Common Stock among the entities comprising the Reporting Persons (the “Reallocation”).  When giving effect solely to the Reallocation, the aggregate Common Stock ownership of the Reporting Persons after the completion of the Reallocation is the same as the aggregate Common Stock ownership of the Reporting Persons before the Reallocation.  In connection with the Reallocation, shares of Common Stock owned by TMF and T25 (collectively, the “Transferred Shares”) were deemed to have been distributed in kind as of February 1, 2010 to certain investors holding ownership interests in TMF and/or T25, with all of the Transferred Shares then being immediately contributed by such investors to TCP 2.  The number of Transferred Shares reported in Amendment No. 2 as being contributed to TCP 2 was a preliminary estimate by the Reporting Persons.   On March 2, 2010, the Reporting Persons finalized the actual number of Transferred Shares.  The number of Transferred Shares deemed distributed in kind by TMF is 74,653 shares of Common Stock, and deemed distributed in kind by T25 is 7,709 shares of Common Stock, with all of such shares having been immediately contributed to TCP 2.  The consideration for the Transferred Shares contributed to TCP 2 consists of ownership interests in TCP 2 issued to such contributing TMF and T25 investors.  Also in connection with the Reallocation, certain investors holding partnership interests in TCP contributed such interests to TCP 2 and, in exchange, received ownership interests in TCP 2, with TCP 2 holding, as a result, the contributed TCP partnership interests.  The completion of the transactions described in this paragraph has not changed the Reporting Persons’ purposes in holding shares of Common Stock as described in this Schedule 13D.

From March 8, 2010 through March 10, 2010, certain of the Reporting Persons sold an aggregate of 48,407 shares of Common Stock in open market broker transactions as follows:  On March 8, 2010, TCP sold 27,435 shares of Common Stock at a price of $11.0957 per share, TMF sold 2,946 shares of Common Stock at a price of $11.0957 per share, and T25 sold 601 shares of Common Stock at a price of $11.0957 per share.  On March 9, 2010, TCP sold 12,324 shares of Common Stock at a price of $10.9356 per share, TMF sold 1,323 shares of Common Stock at a price of $10.9356 per share, and T25 sold 270 shares of Common Stock at a price of $10.9356 per share.  On March 10, 2010, TCP sold 3,106 shares of Common Stock at a price of $10.9329 per share, TMF sold 334 shares of Common Stock at a price of $10.9329 per share, and T25 sold 68 shares of Common Stock at a price of $10.9329 per share.

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TMF, T25 and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the

Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 3 to Schedule 13D.

A.            Tontine Capital Partners, L.P.

(a)         Aggregate number of shares beneficially owned:  4,159,798.   Percentage: 17.6%.  The percentages used herein and in the rest of Item 5 are calculated based upon 23,664,053 shares of Common Stock of the Company issued and outstanding as of February 11, 2010, as disclosed in the Company’s Annual Report on Form 10-K filed with the SEC on February 19, 2010.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  4,159,798

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  4,159,798

(c)          Except as disclosed herein, TCP has not engaged in any transactions in Common Stock since the filing of Amendment No. 2 to this Schedule 13D on February 3, 2010.

(d)         TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)          Not applicable.

B.            Tontine 25 Overseas Master Fund, L.P.

(a)         Aggregate number of shares beneficially owned: 91,052.   Percentage: 0.4%.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 91,052

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  91,052

(c)  Except as disclosed herein, T25 has not engaged in any transactions in Common Stock since the filing of Amendment No. 2 to this Schedule 13D on February 3, 2010.

(d)  TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

C.            Tontine Capital Management, L.L.C.

(a)         Aggregate number of shares beneficially owned:  4,250,850.   Percentage:  18.0%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  4,250,850

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  4,250,850

(c)          Except as disclosed herein, TCM has not engaged in any transactions in Common Stock since the filing of Amendment No. 2 to this Schedule 13D on February 3, 2010.

(d)         Not applicable.

(e)          Not applicable.

D.            Tontine Capital Overseas Master Fund, L.P.

(a)         Aggregate number of shares beneficially owned: 446,726.  Percentage: 1.9%.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  446,726

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 446,726

(c)          Except as disclosed herein, TCO has not engaged in any transactions in Common Stock since the filing of Amendment No. 2 to this Schedule 13D on February 3, 2010.

(d)         TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)          Not applicable.

E.             Tontine Capital Overseas GP, L.L.C.

(a)         Aggregate number of shares beneficially owned: 446,726.  Percentage: 1.9%.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  446,726

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  446,726

(c)          Except as disclosed herein, TCO has not engaged in any transactions in Common Stock since the filing of Amendment No. 2 to this Schedule 13D on February 3, 2010.

(d)         Not applicable.

(e)          Not applicable.

F.              Tontine Capital Overseas Master Fund II, L.P.

(a)         Aggregate number of shares beneficially owned: 82,362.  Percentage: 0.3%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  82,362

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  82,362

(c)          Except as disclosed herein, TCP 2 has not engaged in any transactions in Common Stock since the filing of

Amendment No. 2 to this Schedule 13D on February 3, 2010.

(d)         TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)          Not applicable.

G.            Tontine Asset Associates, L.L.C.

(a)         Aggregate number of shares beneficially owned:  82,362.   Percentage:  0.3%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  82,362

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  82,362

(c)          Except as disclosed herein, TAA has not engaged in any transactions in Common Stock since the filing of Amendment No. 2 to this Schedule 13D on February 3, 2010.

(d)         Not applicable.

(e)          Not applicable.

H.           Jeffrey L. Gendell

(a)         Aggregate number of shares beneficially owned: 4,779,938.  Percentage: 20.2%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  4,779,938

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  4,779,938

(c)          Except as disclosed herein, Mr. Gendell has not engaged in any transactions in Common Stock since the filing of Amendment No. 2 to this Schedule 13D on February 3, 2010.

(d)         Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2010
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., and as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P.

Name/Title